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Austin, Texas, June 4, 1999--Mobley Environmental Services, Inc. (OTC:MBLYA)
announced that it has entered into a Tender Offer Agreement with GAP Capital, L.L.C., a Texas limited liability company ("GAP"), pursuant to which GAP will offer within five business days to purchase not less than 2,662,975 shares of Mobley's Class A Common Stock (which represents in excess of 51% of the outstanding Class A Common Stock of Mobley) at an offer price of $.20 per share.

Mobley has also filed a Notice of Termination of Form 15 with the Securities and Exchange Commission ("SEC"), certifying that it has less than 300 shareholders of record, which filing has the effect of suspending certain SEC reporting requirements and following 90 days, or such shorter period determined by the SEC, terminating Mobley's registration with the SEC.

Contact Person:    Howard Rose
                   (512) 479-9701